

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2023

Michael T. Prior
Chief Executive Officer
ATN International, Inc.
500 Cummings Center, Suite 2450
Beverly, MA 01915

> **Re: ATN International, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 27, 2023**
> **File No. 001-12593**

Dear Michael T. Prior:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program